SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 21, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolution of the 26th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the 26th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 16 December 2007. The Meeting was held by correspondence on 19 December 2007. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of PRC Company Law and the articles of association of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolution:

Resolution	The signing of the asset and equity transaction contracts on 12 December 2007 between the Company and China Ping An Trust & Investment Co., Ltd., which ultimately obtained the transferee right by way of an electronic bidding, regarding the transfer of 7,604,140 Guotai Junan Securities Co., Ltd. shares held by the Company for an amount of RMB173,813,600 and the transfer of 617,917 Guotai Juan Asset Management Co., Ltd. shares held by the Company for an amount of RMB1,186,400 was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention). Such contracts will take effect upon the review, stamping and issuance of the relevant asset and equity transaction certificates by the Shanghai United Assets and Equity Exchange.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 December 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

NOTIFICATION

DISCLOSEABLE TRANSACTION

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under “Latest Listed Companies Information” and on the website of Sinopec Shanghai Petrochemical Company Limited at www.spc.com.cn.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Room 1312, Wing On Centre, 111 Connaught Road Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 4 January 2008. Copies will be provided upon request at $3 per page.

By Order of the Board
Zhang Jingming
Company Secretary

Hong Kong, 20 December 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Discloseable Transaction

Reference is made to the “Price-sensitive Information - Indicative Announcement Regarding Asset Disposal” published by the Company on 17 December 2007 on the Company’s official website and the website of the Hong Kong Stock Exchange (the “Indicative Announcement”) and the Shanghai Stock Exchange and the appointed newspapers. The Transaction contemplated under the Indicative Announcement has become effective as at the date of this announcement and the Transaction constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing Rules and Rule 9.2 of Shanghai Listing Rules.

On 12 December 2007, pursuant to the “Administrative Rules on the Assets and Equity Transaction Market of Shanghai” and the relevant regulations of the Shanghai United Assets and Equity Exchange, the Company transferred to Ping An Trust, , by way of an electronic bidding at the Shanghai United Assets and Equity Exchange, 7,604,140 shares of Guotai Junan Securities Co. Ltd. held by the Company (representing 0.16% of the total shares of Guotai Junan Securities Co. Ltd.), and simultaneously transferred to the same transferee the 617,917 shares of Guotai Junan Asset Management Co., Ltd held by the Company (representing 0.16% of the total shares of Guotai Asset Management Co., Ltd), for a consideration of RMB175,000,000. The Transaction does not constitute a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. On 19 December 2007, the Board of the Company considered and approved the relevant resolution in relation to the Transaction and the Equity Transaction Contracts signed by the Company on 12 December 2007 with Ping An Trust, which ultimately obtained the transferee right by way of an electronic bidding. Such contracts will come into effect upon the Shanghai United Assets and Equity Exchange’s review, approval and issuance of the relevant asset and equity transaction certificates.

This Announcement is issued pursuant to the disclosure requirements under Rule 9.2 of the Shanghai Listing Rules and Rule 14.06(2) of the Hong Kong Listing Rules.

A circular in relation to the Transaction will be despatched to the H Shareholders of the Company within 21 days of the publication of this announcement.

The Company and all members of the Board warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

1.	INTRODUCTION

In October 2007, the Company authorized Shanghai Xin Gong Lian Asset and Equity Agency Co. Ltd. to, on its behalf, list the Guotai Junan Shares and the Guotai Management Shares on the Shanghai Equity Exchange for sale through an electronic bidding system, and to transfer the Shares to the winning bidder as confirmed by the Shanghai Equity Exchange. Guotai Junan and Guotai Management are not subsidiaries of the Company.

On 12 December 2007, pursuant to the Administrative Rules and the relevant regulations of the Shanghai Equity Exchange, Ping An Trust was confirmed as the winning bidder for the Shares.

On 19 December 2007, the Board of the Company considered and approved the relevant resolution in relation to the Transaction and the Equity Transaction Contracts signed by the Company on 12 December 2007 with Ping An Trust., which ultimately obtained the transferee right by way of an electronic bidding. The Transaction does not constitute a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. The Company did not have any transactions with Ping An Trust and its ultimate beneficial owner prior to the subject transaction.

2.	THE EQUITY TRANSACTION CONTRACTS

In order to validly transfer the Shares to Ping An Trust, on 12 December 2007 the Company entered into two Equity Transaction Contracts with Ping An Trust and other relevant authorized agencies necessary for the purposes of effecting the Transaction. Pursuant to these two contracts, the Company agreed to transfer the Shares to Ping An Trust at a total consideration of RMB175,000,000. Under the Equity Transaction Contracts, it will come into effect officially upon review and approval and issuance of the relevant transaction certificates by the Shanghai United Assets and Equity Exchange, and performance of the Equity Transaction Contracts will only take place upon the issuance of the relevant transaction certificates by the Shanghai Equity Exchange.

The Company is pleased to announce that the Shanghai Equity Exchange has reviewed and approved the Transaction and issued the relevant transaction certificates. As at the date of this announcement, the Equity Transaction Contracts have officially come into effect and are being performed.

3.	BASIC INFORMATION OF THE OBJECTS OF THE TRANSACTION

The objects of the transaction are the 7,604,140 shares of Guotai Junan held by the Company (representing 0.16% of the total shares of Guotai Junan) and 617,917 shares of Guotai Management held by the Company (representing 0.16% of the total shares of Guotai Management).

On 18 August 1999, the former Guotai Securities Co. and the former Junan Securities Co. merged to form “Guotai Junan Securities Co., Ltd.” with a registered capital of RMB3,727,000,000. The Company acquired an interest of 7,660,000 shares with RMB7,660,000 of appraised net assets in “Guotai Junan Securities Co., Ltd.”. In 2001, “Guotai Junan Securities Co., Ltd” was divided into “Guotai Junan Securities Co., Ltd.” and “Guotai Junan Asset Management Co., Ltd.”. As a result, the Company held 7,604,140 shares of “Guotai Junan Securities Co., Ltd.” and 617,917 shares of “Guotai Junan Asset Management Co., Ltd.”.

The objects of the transaction are not encumbered with any guarantees, charges, pledges or other limitations on transfer, and are not involved in any litigation, arbitration or judicial enforcement and other substantial disputes.

4.	CONSIDERATION

For the two financial years ended 31 December 2005 and 2006, the Company did not earn any dividends on the Shares. In addition, the Company did not record any other profit attributable to the Shares in its financial statements (whether prepared under PRC Accounting Rules and Regulations or IFRS) for the years ended 31 December 2005 and 2006 either, being the two financial years of the Company immediately prior to the Transaction. In accordance with the PRC Accounting Rules and Regulations, the Company recorded the Shares as long-term investment assets at the cost of acquisition as the initial cost of investment. Any dividends earned on the Shares, would be recorded as investment income of the financial year and would not affect the value of the investment assets. As at 31 December 2006, the audited book value of the Guotai Junan Shares and the Guotai Management Shares was RMB7,084,300 and RMB575,700 respectively, giving a total value of RMB 7,660,000.

Based on the asset appraisal reports, Zhong Feng Ping Bao Zi (2007) No. 050 and Zhong Feng Ping Bao Zi (2007) No. 051 , which were prepared by Beijing Zhong Feng Asset Appraisal Co., Ltd, a company qualified to carry on securities business, (the “Valuer”) the Guotai Junan Shares and the Guotai Management Shares were valued as RMB65,547,700 and RMB1,186,400 respectively as at 31 December, 2006. The total value of the Shares was valued as RMB66,734,100.

By reference to the valuation results and to avoid transferring the Shares at a consideration lower than the value appraised by the Valuer, the Company set the base price for the auction process of the Shares at RMB75,000,000. Interested purchasers are free to bid for the Shares through the electronic bidding platform provided by the Shanghai Equity Exchange. The winning bidder must purchase both the Guotai Junan Shares and the Guotai Management Shares together. On 12 December 2007, the bidding process ended and Ping An Trust, the ultimate winning bidder, was transferred the Shares for RMB175,000,000, of which the winning price for the Guotai Junan Shares and the Guotai Management Shares was RMB173,813,600 and RMB1,186,400 respectively, giving an aggregate value of RMB175,000,000.

Pursuant to the Equity Transaction Contracts, the operating profit/loss from 31 December 2006 (the appraisal base day) to the transaction date of the asset and equity attributable to the Shares shall be attributed to or borne by the Company. Ping An Trust shall satisfy the aforementioned consideration for the Shares in a lump-sum payment to a bank account designated by the Company within 5 days upon issuance of the relevant asset and equity transaction certificates by the Shanghai United Assets and Equity Exchange.

As a result of the completion of the Transaction, the Company recorded a net income of approximately RMB165.56 million (before taxation) for the sale of the Shares to Ping An Trust, being the difference between the final consideration of RMB175,000,000 and the value of its initial investments in the Shares of RMB7,660,000 and the agency fees of approximately RMB1.78million. The Company is therefore pleased to announce that it has realized a relatively substantial investment gain through the Transaction. The Company intends to apply the sales proceeds as general working capital in its daily operations.

5.	REASONS FOR THE TRANSACTION

Investment is not the Company’s core business at all times. Through this transaction, the Company has, on the one hand, disposed of certain non-core business assets, and on the other hand, the Company will realize a relatively substantial investment gain that will positively impact the Company’s profit and loss accounts. To enhance the effectiveness of the Company’s operational strategy, selling the Shares will be a benefit to the Company, which will bring in funding for the development of the Company’s core business. Upon completion of the Transaction, the Company has no plan to make any new investments in the financial industry.

The Board of the Company believes that the terms of the Transaction are of normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	DESPATCH OF SHAREHOLDERS’ CIRCULAR

The Transaction constitutes a discloseable transaction of the Company under Rule 9.2 of the Shanghai Listing Rules and Rule 14.06(2) of the Hong Kong Listing Rules. In accordance with Rule 14.38 of the Hong Kong Listing Rules, the Company will despatch a circular in relation to the Transaction to the H Shareholders of the Company within 21 days of the publication of this announcement.

7.	INFORMATION ABOUT THE PARTIES

The Company is a highly integrated petrochemical enterprise which processes crude oil into synthetic fibres, resins, plastics, intermediate petrochemicals and petroleum products.

Ping An Trust is a PRC non-bank financial institution approved by the People’s Bank of China which runs the trust and investment business and controlled by Ping An Insurance (Group) of China, Ltd. Its basic information is as below:

Name	Ping An Trust & Investment Co., Ltd.

Address	Ping An Building, No. 3 Ba Gua Road, Ba Gua Ling, Shenzhen, PRC

Enterprise type	Company with limited liabilities

Legal representative	Tong Kai

Date of incorporation	19 November 1984

Registered capital	RMB4.2 billion

Business	Trust business for capital, inmovable assets, movable assets and other assets, fund investment business, trust business for public interests, trust business for lease, agency business such as reorganization of enterprise’s assets, M&A and project finance, enterprise finance management, financial advisor, etc.

Taxation registration number	440300100020009

Major shareholder	Ping An Insurance (Group) of China, Ltd.

To the best of the knowledge of the Company and the Board, Ping An Trust is not connected to the Company and the Company’s top 10 shareholders in respect of property rights, businesses, assets, liabilities and debts, personnel and so forth. Ping An Trust is not a connected person of the Company as defined by Chapter 10 of the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules. Ping An Trust and its ultimate beneficial owner are third parties independent of the Company and its connected persons. Under PRC Accounting Standards and as audited by Ernst & Young Hua Ming Certified Public Accountants, as at 31 December 2006, Ping An Trust’s total assets, net assets and net profit were RMB16,586,652,548, RMB4,869,902,094 and RMB576,174,007, respectively.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“Administrative Rules”	“Administrative Rules on the Assets and Equity Transaction Market of Shanghai”

“Board”	the board of directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Director(s)”	Director (s) of the Company, including independent non-executive directors

“Equity Transaction Contracts”	The two Shanghai Assets and Equity Transaction Contracts entered into between the Company and Ping An Trust and the relevant agencies on 12 December 2007, regarding the transfer of the Guotai Junan Shares and the Guotai Management Shares from the Company to Ping An Trust.

“Guotai Junan”	Guotai Junan Securities Co. Ltd., a joint-stock company with limited liabilities incorporated in the PRC

“Guotai Junan Shares”	the 7,604,140 shares of Guotai Junan owned by the Company, representing approximately 0.16% of the entire issued share capital of Guotai Junan

“Guotai Management”	Guotai Junan Asset Management Co. Ltd, a joint-stock company with limited liabilities incorporated in the PRC

“Guotai Management Shares”	the 617,917 shares of Guotai Management owned by the Company, representing approximately 0.16% of the entire issued share capital of Guotai Management

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	The International Financial Reporting Standards promulgated by the International Accounting Standards Board.

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ping An Trust”	China Ping An Trust & Investment Co., Ltd., a limited liability company incorporated in the PRC

“PRC”	The People’s Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Equity Exchange”	Shanghai United Assets and Equity Exchange, a platform for assets and equity transaction approved by Shanghai Municipal Government.

“Shanghai Listing Rules”	The Listing Rules of the Shanghai Stock Exchange

“Shares”	the Guotai Junan Shares and the Guotai Management Shares

“Shareholders”	the shareholders of the Company

“Transactions”	the transfer of the Guotai Junan Shares and the Guotai Management Shares to Ping An Trust pursuant to the Equity Transaction Contracts

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, PRC, 20 December 2007